FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	………………………………………………,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 27, 2015	By	……/s/………Shinichi Aoyama………
(Signature)*

Shinichi Aoyama General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Retained Earnings Dividend

July 27, 2015

Canon Inc.

Chairman & CEO: Fujio Mitarai

Securities code: 7751

[Tokyo (First section) and other Stock Exchanges]

Inquiries:

Shinichi Aoyama

Deputy Senior General Manager

Group Management Center

Finance & Accounting Headquarters

+81-3-3758-2111

Notice Regarding Retained Earnings Dividend

At a Board of Directors meeting held on July 27, 2015, Canon Inc. (the “Company”) passed a resolution regarding distribution of a retained earnings dividend, record date June 30, 2015, as follows.

1.	Dividend Details

	Determined amount	Most recent dividend forecast (Announced April 27, 2015)	Previous period result (First half of fiscal year 2014)
Record date	June 30, 2015	June 30, 2015	June 30, 2014
Dividend per share	75 yen	Undetermined	65 yen
Total dividend amount	81,906 million yen		71,885 million yen
Effective date	August 26, 2015		August 26, 2014
Dividend resource	Retained earnings		Retained earnings

2.	Reason

The Company works to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

The Company plans to distribute an interim dividend of ¥75 per share for the fiscal year ending December 31, 2015, (interim dividend for the previous period: ¥65 per share), to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.